AMENDMENT TO ARTICLE X, SECTION 1



         On November 17, 1995, Article X, Section 1 of the By-laws was amended in its entirety as follows:

             SECTION 1. MONITORING AND REPORTING CONFLICTS. Some or all of the trustees of Global Managers Trust, Neuberger & Berman Equity Trust, Neuberger & Berman Equity Funds and Neuberger & Berman Equity Assets (collectively, the "Trusts") and any or every other Holder may be the same individuals. Set forth in this Article are procedures established to address potential conflicts of interest that may arise between the Trusts. On an ongoing basis, the investment manager to the International Portfolio of the Trust shall be responsible for monitoring the Trusts for the existence of any material conflicts of interest between the Trusts. Such investment manager shall be responsible for reporting any potential or existing conflicts to trustees of the Trusts as they may develop.